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                                  FORM 12b-25

                          Notification of Late Filing

                                                      SEC File Number:

                                                      CUSIP Number: 045232-10-5
(Check One)

[X]  Form 10-K and Form 10-KSB  [ ]  Form 20-F
[ ]  Form 10-Q and Form 10-QSB  [ ]  Form N-SAR

For Period Ended: September 30, 1998

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:

________________________________________________________
Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

________________________________________________________

If the notification related to a portion of the filing checked above, identity the Item(s) to which the notification relates:

________________________________________________________

PART I - REGISTRANT INFORMATION

Full name of Registrant:  ASPAC Communications, Inc.

Former name if applicable:  TPG Management Corp.

Address of Principal Executive Office (Street and Number)

2049 Century Park East, Suite 1200, Los Angeles, CA 90067
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PART II - Rules 12b-25(b) and (c)
If the subject could not be filed without unreasonable efforts expense and the seeks relief pursuant to rule 12b-25(b), The following should be completed. (Check box if appropriate):

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transmission report on Form 10K, Form 20-I, 11-K or Form N-STAR, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

________________________________________________________

PART III  NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Because of the intensive travel taken by the President and the Secretary of the Company in line with the Company's potential merger and joint venture project in the far east, information can not be completed on time for the Form 10-KSB filing.

PART IV  OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

Amy Zhang                                  (310) 712-3288
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Name                                       (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the security and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                   (X) Yes  ( ) No

      (3) is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
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                                   ( ) Yes  (X) No

If so, attach explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                        ASPAC COMMUNICATIONS, INC.
                                        --------------------------
                                    (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duty authorized.

     Date  12/28/98                           By /s/ Marc Mayeres
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                                                   Marc F. Mayeres

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.